Vail Resorts, Inc.
390 Interlocken Crescent,
Suite 1000
Broomfield, CO 80021

June 7, 2007

Mr. Michael Fay
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re:  Vail Resorts, Inc.
File No. 001-09614
Form 10-K: For the Fiscal Year Ended July 31, 2006

Dear Mr. Fay:

We have set forth below our response to the comment of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated May 11, 2007, regarding the Annual Report on Form 10-K filed by Vail Resorts, Inc. (the “Company”) for the fiscal year ended July 31, 2006 (the “Form 10-K”).

Form 10-K: For the Fiscal Year Ended July 31, 2006

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows

Comment 1: We have reviewed your response to our prior comment number 2. However, we believe that cash outflows related to i) investments in real estate and ii) the development of acquired real estate properties should be classified in the operating activities section of your statement of cash flows, to the extent that such properties are going to be sold to third parties. In this regard, we note from the “Item 1. Business” section of your 10-K that your company- through Vail Resorts Development Company - actively participates in the planning, oversight, marketing, infrastructure improvement and development of real property that is to be sold to third parties. In addition, we note that you i) regard your real estate development activities as a separate operating segment of your company, ii) recognize proceeds from the sale of real property as revenues (and therefore, cash inflows from operating activities), and iii) recognize cash received from real property sales accounted for under the “deposit method” (i.e., deferred real estate credits) in the operating activities section of your statement of cash flows. Given the aforementioned factors, we do not believe it is appropriate to report the cash outflows associated with the acquisition and/or development of real property that will be sold to third parties in the investing activities section of your statement of cash flows, as such treatment does not appear consistent with the classification of the cash inflows generated from the sale of these properties.

Furthermore, we note from your response that you believe it is appropriate to report cash used for “Investments in real estate” as an investing activity in your statement of cash flows because you believe that the more predominant source of future cash flows attributable to your real estate investments will be derived from your mountain lodging operations. As such, you believe that the cash outflows are reflective of investments in productive assets. However, it appears that your conclusion is based upon the assumption that cash inflows realized by your mountain and lodging operations will increase due to the proximity of your real estate development projects to your resort operations. In this regard, it appears that your analysis of the predominant source of future cash flows associated with real estate projects that will be developed and then sold is based upon the indirect cash flow benefits that you expect your mountain and lodging operations to experience as a result of the locations of these real estate development projects. However, we do not believe that the indirect cash flow benefits that you expect to receive after the sale of developed real property should outweigh the direct cash flows that will be received from the sale of the developed real property, when A) analyzing the underlying substance of your real estate development activities and B) determining the appropriate cash flow classification of such activities. Furthermore, we note that the indirect cash flow benefits realized by your mountain and lodging operations as a result of your real estate development activities are not realized until after the real property is no longer your asset, and such benefits may not be directly measurable or supportable.

For each of the aforementioned reasons, we believe that you are required to classify your cash outflows in the operating activities section of your statement of cash flows to the extent they relate to “Investments in real estate” which is purchased or is developed to be sold to third parties. As such, please revise the presentation in your consolidated statements of cash flows. In addition, please tell us in detail a) the amount of cash used for investments in real estate that will be reclassified, b) how such amount was determined, c) and the nature and amount(s) of any significant cash outflows related to your investments in real estate that you plan to continue to report in the investing activities section of your cash flow statement.

Response 1: Pursuant to the telephone conversations conducted during the weeks of May 21, 2007 and May 28, 2007, between the Staff, the Company, and the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP (including a representative of their national office), the Company sets forth its response and alternative presentation as requested by the Staff.

The Company has three principal business segments: Mountain, Lodging, and Real Estate. The Company’s Mountain segment owns and operates five premier ski resort properties which provide a comprehensive resort experience throughout the year to a diverse clientele with an attractive demographic profile. The Company’s Lodging segment owns/or manages a collection of luxury hotels, a series of strategic lodging properties located in proximity to the Company’s ski resorts, a destination resort at Grand Teton National Park, the Jackson Hole Golf & Tennis Club, as well as other golf clubs proximate to its resort operations. Collectively, the Mountain and Lodging segments are considered the Resort segment that represents the primary operations of the Company. The Company’s Real Estate segment holds, develops, buys and in certain situations sells real estate in and around the Company’s resort communities.

All of the Company’s holdings of real property are located at its resorts throughout Summit and Eagle Counties in Colorado and in Teton County, Wyoming. The Company’s real estate operations include the planning, oversight, marketing, infrastructure improvement and development of the Company’s real property holdings. The real estate operations principal activities both historically and currently include (1) the development of property that in addition to generating real estate sales to third parties usually includes the creation of substantial Company retained facilities that the resort operations use to generate new sources of direct revenue, (2) the sale of land parcels, including improvements to the land made by the Company, to third party developers for condominium, townhome, cluster home, single family home, lodge and mixed-use developments, (3) the zoning, planning, development and marketing of resort communities including the arrangement for the construction of necessary roads, utilities and mountain infrastructure for the resort communities, including amenities for the use by the Company’s resort operations, (4) the purchase of selected strategic land parcels, and (5) the sale of single-family homesites, including improvements made by the Company, to individual purchasers.

The Company’s investments in real estate have been made with significant emphasis on the benefits to be realized by its resort operations. While the Company develops real property that is sold to third parties, the fact that the Company has potential alternative uses for its investments in real estate for the benefit of its resort operations differentiates it from a traditional real estate development company. Additionally, of the Company’s current real estate landholdings only two purchases were made in the last several years thus supporting the fact that the Company does not actively acquire real estate for development and sales to third parties but rather looks for strategic opportunities that can benefit the Company’s resort operations. The Company contemplates both the sale of real estate and/or the development of resort depreciable assets when it acquires real property since all of its real estate holdings are proximate to its resorts. In fact, the predominant activity of the Company’s current development efforts include mixed-use development projects that includes condominiums to be sold to third parties, as well as hotels, private clubs, spas, commercial lease space and skier services facilities all to be owned and operated by the Company. Therefore, it is difficult (as further explained below) to separate the majority of the Company’s investments made (at the time of making these investments) that is expected to be sold to third parties. Additionally, because of the mixed-use nature of the Company’s development projects it is required at the close of a project to determine the project costs that will be recorded as real estate cost of sales and resort depreciable assets using the relative sales value method as prescribed by SFAS 67. Due to the complexities of this calculation the Company uses the assistance of outside appraisal experts to determine each of these components, so to attempt to allocate project costs as they are incurred would be subjective and arbitrary. Thus applying the principles of paragraph 25 of SFAS 102 becomes extremely difficult in concluding whether an investment is an “investing cash outflow” or an “operating cash outflow”. For example, The Arrabelle at Vail Square development project, currently under construction, consists of one building that contains condominiums that will be sold to third parties, a luxury hotel, private club, spa, commercial space, parking garage and skier services facilities. Thus it is difficult to determine whether the components of the project such as HVAC systems, walls, roof, land and many other common costs should be assigned to real estate for development and sale versus resort assets to be owned and operated as specific identification of cost is not feasible with substantially all costs being of common nature. Additionally, due to the disparate nature of the components of this project the Company is prohibited under SFAS 67 from using a simple allocation methodology such as square footage, as the resultant answer would be substantially different from the relative sales value method of allocation. Furthermore, The Arrabelle at Vail Square was a project that evolved over several years that entailed a significant amount of planning, zoning, design and other similar costs being incurred before the final decision was made as to how the land would be used which included several reiterations of resort and real estate usage, thus further complicating the ability to make an accurate allocation of costs between the real estate and resort components at the time the costs are incurred. Consequently, the Company has relied, in large part, on paragraph 24 of SFAS 95 to determine the appropriate classification of its investments within its statements of cash flows, of which determination only considered the direct cash flows from real estate sales compared to the direct cash flows from those assets (as stated above) that would be owned and operated upon the completion of the project, and did not include cash flows that could not be measurable or supportable. Furthermore, it is not the intent of the Company to hold its real estate for a short period of time and then sell it (which paragraph 24 of SFAS 95 states should be an operating activity) as evidenced by the fact that the vast majority of the Company’s real estate land holdings currently held were acquired ten or more years ago.

Additionally, the Company believes that it has been transparent in its disclosures within its statements of cash flows by including in a separate line item within its operating activity, “non-cash real estate cost of sales”, which represents actual outflows from real estate investments made inclusive of prior periods within the period that the cost of sales is recorded. The Company has also reflected within its operating activities the ongoing operations of its wholly-owned subsidiary, Vail Resorts Development Company, which has a substantial infrastructure (including work force) to support its real estate operations, including the marketing of real estate investments once the decision is made to market such investments and to oversee its vertical development. Consequently, since the Company has: 1) held its real estate holdings for many years; 2) at the time of its initial investment it does not know the ultimate use of its land acquisitions; 3) its development efforts include a significant amount of mixed-use vertical development projects; 4) has been transparent in its disclosures within its statements of cash flow; and 5) has recorded its Real Estate Held for Sale and Investments as a long-term asset on its balance sheet, it has historically concluded that it was appropriate to reflect its investments in real estate as an investing cash outflow which has been disclosed as a separate line item apart from its other capital expenditures. Additionally, due to the extended cycle between the initial cash outflow for investments in real estate and the inflow from revenues generated from real estate sales (several years in many cases), the Company has classified its real estate investments as a long-term asset and its related outflows as an investing activity as the majority of the Company’s cash outflows and inflows from operating activities occur in a one-year or less operating cycle which are primarily driven by its more significant resort operations.

The above conclusion is also supported by the principles as set forth in paragraph 54 of Concept Statement No. 5 and as further noted by a member of the Financial Accounting Standards Board in SFAS 95 in that the statements of cash flows should present few recognition problems because all cash receipts and payments are recognized when they occur and involves no issues of recognition, measurement, or estimation, which otherwise would arise if the Company were to attempt to allocate costs at the inception of a project or acquisition of landholdings. This also would result in true-up adjustments during and at the completion of projects which would not be reflected within the statements of cash flows as these adjustments would be non-cash items. Additionally, the Company is of the belief that paragraph 25 of SFAS 102 does not address the unique nature of the Company’s dual benefit and alternative uses of its real estate investments as it only presents an “either/or” conclusion. Virtually all of the Company’s real estate sales include a component of an investment decision and an operating activity and if the Company were to attempt to bifurcate the cash outflows, the result would be a misrepresentative presentation to the reader of its financial statements as it would infer that the cash outflows from operating and investing activities are distinguishable, distinct and exact. Finally, to introduce this level of preciseness creates a significant amount of subjectivity caused by the attempt to classify real estate investment as either operating or investing at the time of incurring such outflow, which is typically not known, which in the end weakens rather than enhances the statements of cash flows. Therefore, the Company maintains its belief that its historical presentation is accurate and supported by the applicable technical accounting literature.

With that said, the Company also appreciates the differing view of the Staff that there appears to be a disconnect between the Company’s cash outflows for real estate investments reflected as an investing activity and its cash inflows in the form of revenues from real estate sales as an operating activity. In an effort to be responsive to the Staff’s comments and to address the unique activities of the Company’s real estate operations and the guidance provided by paragraph 25 of SFAS 102, the Company would be willing to consider an alternative presentation to be reflected in its future periodic filings in its statements of cash flows as previously presented in its Form 10-K for the fiscal year ended July 31, 2006 and its prospective filings with the SEC. The Company’s suggested alternative presentation is to reflect the cash inflows from real estate sales that represent the actual amount of recovery of its investments in real estate (i.e. “non-cash real estate cost of sales”) as an investing activity. This alternative presentation is supported by the fact that the statements of cash flows will reflect, in operating activities, precisely the same number for real estate cost of sales that is reflected in the Company’s statement of operations, and in investing activities, the exact cash inflow for the recovery of the Company’s cash outflow of its real estate investment, resulting in the gross profit margin being reflected within operating activities, which presentation would be consistent with the classification of the Company’s profit margin, inclusive of the ongoing operating expenses of its Real Estate segment, which are also reflected as an operating activity. This alternative presentation also addresses the Company’s difficulty of not being able to estimate at the time that real estate investments are made what eventually will be sold to third parties or used in its resort operations due to either not knowing at the time of acquisition of land its ultimate use or the fact that a significant portion of its vertical development efforts include mixed-use development projects as virtually all of the Company’s real estate sales are generated from an investment decision and operating activities. Additionally, as the Company has previously stated, it does not know the exact amount of real estate cost of sales for its mixed-use projects until the project is completed and in virtually all cases will engage the use of outside appraisal experts to determine the real estate cost of a sales and the resort depreciable assets comprising a project based upon the relative sales value method. Additionally, this alternative presentation embraces the principles as set forth in paragraph 54 of Concept Statement 5 as this alternative presentation provides no issues with regards to recognition, measurement or estimation and provides strong consistency between the Company’s Statements of Cash Flows and its Statements of Operations.

Please find enclosed as Attachment I, the “As Presented” and “Alternative Presentation” Statements of Cash Flows of the Company for the fiscal years ended July 31, 2006, 2005 and 2004, including additional disclosure within the Company’s Summary of Significant Accounting Policies reflecting the alternative presentation. This alternative presentation has also been reviewed with PricewaterhouseCoopers LLP including their national office and they are in agreement with this presentation as an acceptable alternative to the Company’s current treatment and presentation.

Additionally, it is our understanding that the Staff desires to understand how the Company’s statements of cash flows would be presented if it were to attempt to allocate its cash inflows and outflows related to its investments in real estate. The Company reviewed each of its projects for which investment activity occurred during the fiscal years ended 2006, 2005 and 2004, as well as, reviewed those projects that generated revenue during the same periods and determined which projects, with substantial hindsight, would be judged to be primarily investing or operating using the following decision process. First, if cash outflows were deemed to be primarily for the purpose of resale to third parties it was classified as an operating activity and alternatively, if cash outflows were deemed to be primarily for investing purposes it was classified as an investing activity. Secondly, if cash outflows were for substantially a mixed-use (i.e. the resort component is significant compared to the real estate component) project for which it could not be reasonably determined the allocation between a real estate activity and a resort activity, it was classified as an investing activity. This conclusion was based upon the difficulties in estimating at the time of investment the components that will eventually be recorded as real estate cost of sales and resort depreciable assets as previously discussed in this letter. Additionally, revenues generated by projects determined to be operating cash inflows primarily as a result of the improvements that were made prior to the sale that increased the value of the real estate sold were reflected in operating activities in their totality. Revenues generated by projects determined to be investing cash inflows primarily because there were little or no improvements made to the initial investment were reflected in investing activities. And, for mixed-use projects, the proceeds representing the recovery of the investment were reflected as investing activity and the profit margin was reflected as an operating activity. Additionally, all ongoing expenses of the Company’s wholly-owned subsidiary, Vail Resorts Development Company, remained in operating activities. Please find enclosed as Attachment II the proforma statements of cash flows of the Company for the fiscal years ended 2006, 2005, and 2004 using the above methodology.

The conclusions reached by the Company as to the presentation of its statements of cash flows as a result of this process are:

1). A number of projects that were deemed to be operating due to the fact that the Company made substantial improvements to the landholdings prior to sale resulted in cash outflows in investing activities (primarily land) and cash outflows in operating activities (primarily improvements) while all the revenues were reflected as operating cash inflows. Conversely, for a number of projects, had the landholdings been reflected as an operating cash outflow initially, there would be a similar issue due to the land subsequently being used solely for resort thus the land would have been recorded as an operating cash outflow and the improvements would have been recorded as an investing outflow.

2). This presentation of the statements of cash flows presents a disconnected view of cash flows in comparison to the statements of operations and changes in the balance sheet which we believe would be confusing and misrepresentative of the facts to the reader. The Company believes that this presentation implies that all cash inflows from operating activities are solely related to cash outflows from operating activities which is not the case. The same would be true if the Company had recorded all activity as operating outflows as the Company has used or will use a portion of its investment solely, or in part, for resort operations.
The following examples illustrate the above points:
Example 1 (Real estate land sale, including certain improvements): It was decided that this land acquisition was to be used solely for resort purposes after its acquisition. Initially, tennis courts were built on the land and used for several years. Subsequently, it was determined to maximize the parcel’s substantial value by marketing it as a ski-in/ski-out residential development. Thus, the Company decided to remove the tennis courts, relocate and extend utilities and agreed to build a new skier bridge (as required by the third party developer) before selling it to the third party developer. Consequently, this project has both resort and real estate components.
Example 2 (Real estate investment activity): The Company acquired land adjacent to a gondola at one of its resorts. The land is primarily vacant but does contain some resort assets on a portion of the parcel (i.e. a lift ticket sales office). The Company has been working on obtaining approvals including the moving of density from other real estate landholdings to allow for a significant development to be constructed by a third party developer including the marketing of several fractional ownership units. As part of the contemplated transaction, the developer is requiring the Company to relocate the base of its gondola to the parcel to be sold, thus further increasing the value of the development. Due to the move of the gondola, the Company is requiring the developer to build retail space to be owned and operated by the Company for a ticket office, rental shop and ski school facility. Consequently, this project has both operating and investing cash outflows and potentially cash inflows from operations from the sale of improved land and incremental direct revenues from its new retail space.
Example 3 (Conversion of a hotel to condominiums): The Company acquired a hotel proximate to one of its resorts. After operating the hotel for several years, the Real Estate segment spent substantial planning, redesign and improvement dollars in an effort to convert the hotel to condominiums. In addition, there are a few condominiums, including one owned by the Company, within the hotel. Subsequently, the decision was made that the renovation of the hotel should be for the continued operation of the hotel as a resort asset. Thus, this project as well as many other Company owned hotels have both an investing and operating component to cash outflows when the Company invests into renovations that could lead to either a real estate activity from the sales in the form of condominiums or the continued operation of the hotel as a resort depreciable asset or a combination of both as the Company has mixed-use hotel and condominium properties.

3). Because of the Company’s current and planned substantial mixed-use development, if it were to attempt to allocate cash outflows between operating (for real estate sales) and investing (for resort depreciable assets), the Company believes that due to the difficulties in estimating these costs, there would continue to be a disconnect between the statements of cash flows and the statements of operations. This is due to the fact that plans change during the course of planning, designing and constructing a mixed-use project as the Company has historically experienced. Additionally, the relative sales value of the components of a mixed-use project will inevitably change during the extended construction period of these projects. As stated previously, the appropriate allocation that is required to be made under SFAS 67 is a complex process that includes many variables that cannot be determined with accuracy until the project is completed, and requires the use of experts to determine the appropriate valuations for allocation purposes. Finally, SFAS 95 does not contemplate the use of prior period true-ups for changes in estimates as these are non-cash events, and as such, there will likely be material disconnects between what is reflected in the statements of operations and the statements of cash flows if allocations were attempted.

4).The classifications of cash outflows in this presentation requires substantial judgment as to the estimated type and cost of improvements of a project at the onset that would dictate such classification. Additionally, this presentation requires the use of estimates that will change over the life of a project without the use of hindsight and also requires the use of several line items within both the operating and investment activities’ section of the statements of cash flows for real estate activity that will be confusing to the users of the financial statements who are mostly interested in the total investment in real estate and proceeds from real estate sales, which is much more transparent in the Company’s current or alternative presentation.

Additionally, please find below the nature of the transactions generating real estate sales and the expenses comprising the Real Estate segment for the fiscal years ended July 31, 2006, 2005 and 2004:

		(in thousands)
	Year Ended 7/31/06	Year Ended 7/31/05	Year Ended 7/31/04
Revenues:
Land Sales, Including Improvements	$25,983	$39,525	$37,076
Land Sales, Without Improvements	897	7,847	2,950
Contingent Gains on Prior Period Land Sales	10,135	3,967	-
Real Estate Involving Vertical Development:
-Townhomes/Condos	24,478	-	4,026
-Cabins	-	9,135	-
-Parking Garage	-	11,684	-
Marketing & Management Fees	830	623	1,039
Other	281	-	32
Total Revenues	$62,604	$72,781	$45,123

Expenses:
Cost of Sales	35,121	38,425	(1,654)	(1)
Commission Expense	2,217	1,289	1,034
Labor & Benefits	5,287	4,741	5,686
Marketing and S,G&A	14,051	13,799	11,725
Equity (income) loss	(791)	102	(460)
Gain on transfer of property, net	-	-	(2,147)
Real Estate Reported EBITDA	$6,719	$14,425	$30,939

(1) Includes a $15.1 million true-up for the reversal of a commitment liability, which was relieved, that was recorded as cost of sales in prior periods.

A further description of the above sales transactions is provided below:

Land sales, including improvements: These sales were derived from ten different projects in which substantial improvements were made. All sales included land parcels that the Company had held for several years and the improvements included the construction or relocation of utilities and the extension of roads. Additionally, three of the projects included the demolition or relocation of resort assets that were situated on a portion of the parcel. Also, sales from two projects included the construction (or planned construction) of significant resort assets.

Land sales, without improvements: These sales primarily included one land sale, including a warehouse, for which the company made no improvements, deferred land gains from land contributed to a real estate joint venture, and the sale of three condominiums that the Company had purchased in a prior period.

Contingent land gains: This consists of revenues earned from third party developers for land, including certain improvements, sold in a prior period. The proceeds received by the Company are triggered by sales of condominiums, townhomes, and single family homes by the developer when the sales proceeds to the developer exceed a certain level.

Real estate involving vertical improvements: These sales include the sale of townhomes, cabins and a parking garage of which development efforts were managed by Vail Resorts Development Company. The townhomes sales were part of the Company’s redevelopment efforts in the Town of Vail’s Lionhead area which is a major portal to the Company’s Vail Ski Mountain of which the entire development includes a significant resort development component. The cabins sales were adjacent to the Company’s Jackson Hole Golf & Tennis Club of which development includes a new clubhouse and substantial improvements to its golf course and tennis courts. The parking garage is part of the Company’s redevelopment efforts in Vail Village, another major portal to the Company’s Vail Ski Mountain of which development includes a significant resort development component and the construction of thirteen townhomes to be sold to third parties.

PricewaterhouseCoopers LLP, including members of their national office, has reviewed this letter and agrees with management’s conclusions as stated in this letter with regards to the appropriateness of the Company’s historical classification of its Real Estate cash inflows and outflows within its Statements of Cash Flows and that the alternative presentation as set forth by management and as depicted in Attachment I of this letter is an acceptable alternative presentation to be reflected in future periodic filings.

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at 303-404-1802.

Sincerely,

/s/ Jeffrey W. Jones

Jeffrey W. Jones
Senior Executive Vice President and
Chief Financial Officer

Attachment I

Vail Resorts, Inc.
Consolidated Statements of Cash Flows
(In thousands)
	Year Ended July 31,
	2006		2005		2004
	As Presented	Alternative Presentation	As Presented	Alternative Presentation	As Presented	Alternative Presentation
Cash flows from operating activities:
Net income (loss)	$45,756	$45,756	$23,138	$23,138	$(5,959)	$(5,959)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	86,098	86,098	89,968	89,968	86,377	86,377
Non-cash cost of real estate sales	35,121	--	38,425	--	(1,654)	--
Non-cash gain on transfer of property, net	--	--	--	--	(2,147)	(2,147)
Non-cash stock-based compensation expense	6,523	6,523	437	437	248	248
Asset impairment charges	210	210	2,550	2,550	1,108	1,108
Non-cash mold remediation (credit) charge	(559)	(559)	--	--	5,500	5,500
(Gain) loss on sale of businesses, net	(4,625)	(4,625)	7,353	7,353	--	--
Loss on extinguishment of debt	--	--	612	612	37,084	37,084
Deferred income taxes, net	1,322	1,322	(7,514)	(7,514)	(1,018)	(1,018)
Minority interest in net income of consolidated subsidiaries	6,694	6,694	5,239	5,239	4,000	4,000
Other non-cash (income) expense, net	(6,291)	(6,291)	(3,433)	(3,433)	5,708	5,708
Changes in assets and liabilities:
Restricted cash	(2,069)	(2,069)	(2,222)	(2,222)	(4,965)	(4,965)
Accounts receivable, net	(2,644)	(2,644)	(3,665)	(3,665)	7,254	7,254
Notes receivable	(1,925)	(1,925)	4,052	4,052	1,685	1,685
Inventories, net	(4,811)	(4,811)	(5,074)	(5,074)	605	605
Accounts payable and accrued expenses	26,213	26,213	26,443	26,443	20,512	20,512
Income taxes receivable/payable	4,538	4,538	21,960	21,960	6,940	6,940
Deferred real estate credits	14,539	14,539	29,755	29,755	11,453	11,453
Private club deferred initiation fees	7,126	7,126	8,324	8,324	8,358	8,358
Other assets and liabilities, net	(17,812)	(17,812)	(16,007)	(16,007)	(152)	(152)
Net cash provided by operating activities	$193,404	$158,283	$220,341	$181,916	$180,937	$182,591
Cash flows from investing activities:
Capital expenditures	$(88,901)	$(88,901)	$(79,975)	$(79,975)	$(62,960)	$(62,960)
Investments in real estate	(129,728)	(129,728)	(72,164)	(72,164)	(27,802)	(27,802)
Cash received for cost of real estate sales	--	35,121	--	38,425	--	(1,654)
Distributions from joint ventures	522	522	6,588	6,588	4,849	4,849
Cash received from disposal of fixed assets	823	823	2,019	2,019	2,658	2,658
Cash received from sale of businesses	30,712	30,712	108,399	108,399	--	--
Purchase of minority interests	--	--	(9,748)	(9,748)	--	--
Other investing	(5,149)	(5,149)	--	--	(110)	(110)
Net cash used in investing activities	$(191,721)	$(156,600)	$(44,881)	$(6,456)	$(83,365)	$(85,019)
Cash flows from financing activities:
Proceeds from borrowings under 6.75% Notes	$--	$--	$--	$--	$390,000	$390,000
Payment of tender and call of 8.75% Notes	--	--	--	--	(360,000)	(360,000)
Payment of tender premium	--	--	--	--	(23,825)	(23,825)
Repurchases of common stock	(10,839)	(10,839)	--	--	--	--
Payment of financing costs	(1,584)	(1,584)	(1,774)	(1,774)	(6,828)	(6,828)
Payment of Credit Facility Term Loan	--	--	(98,750)	(98,750)	(1,000)	(1,000)
Proceeds from borrowings under other long-term debt	63,660	63,660	176,423	176,423	173,253	173,253
Payments of other long-term debt	(54,439)	(54,439)	(181,239)	(181,239)	(234,234)	(234,234)
Distributions from joint ventures to minority shareholders	(4,239)	(4,239)	(1,807)	(1,807)	(1,474)	(1,474)
Proceeds from exercise of stock options	46,649	46,649	21,939	21,939	562	562
Tax benefit from exercise of stock options	14,323	14,323	--	--	--	--
Net cash provided by (used in) financing activities	$53,531	$53,531	$(85,208)	$(85,208)	$(63,546)	$(63,546)
Net increase in cash and cash equivalents	55,214	55,214	90,252	90,252	34,026	34,026
Net increase in cash due to adoption of FIN 46R	--	--	--	--	4,428	4,428
Cash and cash equivalents:
Beginning of period	136,580	136,580	46,328	46,328	7,874	7,874
End of period	$191,794	$191,794	$136,580	$136,580	$46,328	$46,328

Cash paid for interest, net of amounts capitalized	$33,550	$33,550	$38,158	$38,158	$38,578	$38,578
Taxes paid (refunds received), net	8,617	8,617	--	--	(8,827)	(8,827)

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

2. Summary of Significant Accounting Policies

Additional Disclosure

The Company records its cash expenditures for real estate held for sale and investment and the portion of the cash received on real estate sales that relates to cost of sales in cash flows from investing activities in the Company’s Consolidated Statements of Cash Flows. Any gross profit margin resulting from the sale of real estate, as well as, the associated selling, marketing and general and administrative expenses are reflected in cash flows from operating activities in the Company’s Consolidated Statements of Cash Flows.

Attachment II

Vail Resorts, Inc.
Consolidated Statements of Cash Flows
(In thousands)
	Year Ended July 31,
	2006		2005		2004
	As Presented	Proforma	As Presented	Proforma	As Presented	Proforma
Cash flows from operating activities:
Net income (loss)	$45,756	$45,756	$23,138	$23,138	$(5,959)	$(5,959)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	86,098	86,098	89,968	89,968	86,377	86,377
Non-cash cost of real estate sales	35,121	31,551	38,425	36,341	(1,654)	(3,460)
Cash proceeds from sale of real estate	--	(897)	--	(7,847)	--	(2,950)
Non-cash gain on transfer of property, net	--	--	--	--	(2,147)	(2,147)
Non-cash stock-based compensation expense	6,523	6,523	437	437	248	248
Asset impairment charges	210	210	2,550	2,550	1,108	1,108
Non-cash mold remediation (credit) charge	(559)	(559)	--	--	5,500	5,500
(Gain) loss on sale of businesses, net	(4,625)	(4,625)	7,353	7,353	--	--
Loss on extinguishment of debt	--	--	612	612	37,084	37,084
Deferred income taxes, net	1,322	1,322	(7,514)	(7,514)	(1,018)	(1,018)
Minority interest in net income of consolidated subsidiaries	6,694	6,694	5,239	5,239	4,000	4,000
Other non-cash (income) expense, net	(6,291)	(6,291)	(3,433)	(3,433)	5,708	5,708
Changes in assets and liabilities:
Restricted cash	(2,069)	(2,069)	(2,222)	(2,222)	(4,965)	(4,965)
Accounts receivable, net	(2,644)	(2,644)	(3,665)	(3,665)	7,254	7,254
Notes receivable	(1,925)	(1,925)	4,052	4,052	1,685	1,685
Inventories, net	(4,811)	(4,811)	(5,074)	(5,074)	605	605
Investments in real estate	--	(57,526)	--	(34,772)	--	(6,941)
Accounts payable and accrued expenses	26,213	26,213	26,443	26,443	20,512	20,512
Income taxes receivable/payable	4,538	4,538	21,960	21,960	6,940	6,940
Deferred real estate credits	14,539	14,539	29,755	29,755	11,453	11,453
Private club deferred initiation fees	7,126	7,126	8,324	8,324	8,358	8,358
Other assets and liabilities, net	(17,812)	(17,812)	(16,007)	(16,007)	(152)	(152)
Net cash provided by operating activities	$193,404	$131,411	$220,341	$175,638	$180,937	$169,240
Cash flows from investing activities:
Capital expenditures	$(88,901)	$(88,901)	$(79,975)	$(79,975)	$(62,960)	$(62,960)
Investments in real estate	(129,728)	(72,202)	(72,164)	(37,392)	(27,802)	(20,861)
Cash received for cost of real estate sales	--	3,570	--	2,084	--	1,806
Distributions from joint ventures	522	522	6,588	6,588	4,849	4,849
Cash proceeds from sale of real estate	--	897	--	7,847	--	2,950
Cash received from disposal of fixed assets	823	823	2,019	2,019	2,658	2,658
Cash received from sale of businesses	30,712	30,712	108,399	108,399	--	--
Purchase of minority interests	--	--	(9,748)	(9,748)	--	--
Other investing	(5,149)	(5,149)	--	--	(110)	(110)
Net cash used in investing activities	$(191,721)	$(129,728)	$(44,881)	$(178)	$(83,365)	$(71,668)
Cash flows from financing activities:
Proceeds from borrowings under 6.75% Notes	$--	$--	$--	$--	$390,000	$390,000
Payment of tender and call of 8.75% Notes	--	--	--	--	(360,000)	(360,000)
Payment of tender premium	--	--	--	--	(23,825)	(23,825)
Repurchases of common stock	(10,839)	(10,839)	--	--	--	--
Payment of financing costs	(1,584)	(1,584)	(1,774)	(1,774)	(6,828)	(6,828)
Payment of Credit Facility Term Loan	--	--	(98,750)	(98,750)	(1,000)	(1,000)
Proceeds from borrowings under other long-term debt	63,660	63,660	176,423	176,423	173,253	173,253
Payments of other long-term debt	(54,439)	(54,439)	(181,239)	(181,239)	(234,234)	(234,234)
Distributions from joint ventures to minority shareholders	(4,239)	(4,239)	(1,807)	(1,807)	(1,474)	(1,474)
Proceeds from exercise of stock options	46,649	46,649	21,939	21,939	562	562
Tax benefit from exercise of stock options	14,323	14,323	--	--	--	--
Net cash provided by (used in) financing activities	$53,531	$53,531	$(85,208)	$(85,208)	$(63,546)	$(63,546)
Net increase in cash and cash equivalents	55,214	55,214	90,252	90,252	34,026	34,026
Net increase in cash due to adoption of FIN 46R	--	--	--	--	4,428	4,428
Cash and cash equivalents:
Beginning of period	136,580	136,580	46,328	46,328	7,874	7,874
End of period	$191,794	$191,794	$136,580	$136,580	$46,328	$46,328

Cash paid for interest, net of amounts capitalized	$33,550	$33,550	$38,158	$38,158	$38,578	$38,578
Taxes paid (refunds received), net	8,617	8,617	--	--	(8,827)	(8,827)

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.